Filed by Tortoise Energy Infrastructure Corporation
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended
Subject Companies:
Tortoise Energy Infrastructure Corporation
Commission File No. 811-21462
Tortoise Energy Capital Corporation
Commission File No. 811-21725
Tortoise North American Energy Corporation
Commission File No. 811-21700

Proposed MLP Closed-End Fund Mergers
Overview and Frequently Asked Questions

While this Q&A has been provided for your convenience, it is recommended that you read the complete joint proxy statement/prospectus when available.

Q: What are the proposed fund mergers?

A: On January 28, 2014, Tortoise announced the proposed mergers of Tortoise Energy Capital Corporation (TYY) and Tortoise North American Energy Corporation (TYN) into Tortoise Energy Infrastructure Corporation (TYG).

Q: Why has the Board of Directors and Tortoise recommended the mergers?

A: The Board of Directors of each fund and Tortoise has recommended the mergers given the funds’ similar investment objectives and investment strategies. Each fund has an investment objective of providing a high level of total return with an emphasis on current distributions and primarily invests in midstream energy infrastructure master limited partnerships (MLPs). The combined fund will continue to pursue these strategies and objectives. The table below shows the portfolio mix of each fund and on a pro forma basis.

	TYG	TYY	TYN	Pro Forma
Natural gas / natural gas liquids pipeline MLPs	39.5%	40.6%	37.5%	39.6%
Crude oil / refined products pipeline MLPs	43.7%	41.6%	37.3%	42.6%
Gathering & processing MLPs	16.8%	17.8%	16.6%	17.1%
Oil & gas production MLPs	0.0%	0.0%	6.3%	0.5%
Other MLPs	0.0%	0.0%	2.3%	0.2%
As of 12/31/2013. Pipeline MLPs transport natural gas, natural gas liquids, crude oil or refined petroleum products. Gathering & processing MLPs gather and process natural gas as well as transport, fractionate and store natural gas liquids. Oil & gas production MLPs produce crude oil and natural gas. Other MLPs include marine oil and gas transporters and drillers.

Q: What are the benefits of the proposed mergers?

A: After careful consideration, the Board of Directors of each fund and Tortoise believe that the mergers will benefit the stockholders of the funds for the reasons noted below:

•
Positive potential impact to distributable cash flow We expect that the combined fund will have a similar distribution policy as the standalone funds currently have, including the payment of quarterly distributions. We expect that the distribution per share of TYG (the surviving fund) will be maintained following the mergers. Additionally, we believe that there is potential for aggregate distribution growth going forward as a result of anticipated accretion to distributable cash flow.

•
Opportunity for enhanced long-term market liquidity The larger market capitalization of the combined fund may provide an opportunity for enhanced market liquidity over the long-term. Greater market liquidity may lead to a narrowing of bid-ask spreads and reduce price movements on a trade-to-trade basis. The table below illustrates the market capitalization of each fund and on a pro forma basis.

Market capitalization ($ in millions)
TYG	TYY	TYN	Pro Forma
$1,373	$655	$175	$2,203
As of 12/31/2013. Assumes merger occurred on 12/31/2013 with all else being equal.

•
Operating cost savings through greater economies of scale It is anticipated that the combined fund would have a lower operating expense level. The funds incur both fixed expenses (e.g., board fees, printing fees, legal and auditing services) and variable expenses (e.g., administrative, fund accounting and custodial services). Many of these fixed expenses are duplicative between the funds. There will also be an opportunity to reduce variable expenses over time in a combined fund by taking advantage of lower fees associated with higher asset levels and greater combined economies of scale. We estimate an aggregate cost savings of approximately $1.5 million annually in the merged fund through operating cost savings and reduced management fees.

•
Reduced management fees Effective at the time of the mergers, the merged fund will implement a tiered fee schedule which is expected to result in a lower effective management fee for the merged fund. The following table shows the annual management fee as a percentage of average monthly Managed Assets* before and after the mergers.

Management fees as % of Managed Assets*
Current			After Merger
TYG	TYY	TYN	Pro Forma
0.95%	0.95%	1.00%
0.95% on Managed Assets up to $2.5 billion
0.90% on Managed Assets between $2.5 – $3.5 billion
0.85% on Managed Assets above $3.5 billion
Based on combined Managed Assets of $3.7 billion as of 12/31/2013, it is estimated the effective rate of the combined fund will be 0.93%.

*Managed Assets defined as total assets (including any assets attributable to any leverage that may be outstanding but excluding any net deferred tax assets) minus the sum of accrued liabilities other than (1) net deferred tax liabilities, (2) debt entered into for purposes of leverage and (3) the aggregate liquidation preference of any outstanding preferred stock. Assumes mergers occurred on 12/31/2013 with all else being equal.

•	Leverage impact

The amount of leverage as a percentage of total assets following the mergers is not expected to significantly change from that of each fund on a standalone basis as a result of the mergers. The larger asset base of the combined fund may provide: i) greater financial flexibility through a larger balance sheet, ii) access to more attractive leverage terms and iii) a wider range of leverage alternatives. The table below illustrates the leverage of each fund and on a pro forma basis. The table below illustrates the leverage of each fund and on a pro forma basis.

	TYG	TYY	TYN	Pro Forma
Leverage ($ in millions)	$428	$225	$49	$702
Leverage as % of total assets	19.0%	19.3%	17.1%	18.9%

As of 12/31/2013. Assumes merger occurred on 12/31/2013 with all else being equal.

Q: Who do we expect to vote on the mergers?

A: Both common and preferred stockholders of TYG will vote to approve issuance of additional shares of TYG. Common and preferred stockholders of TYY and stockholders of TYN, respectively, will vote to approve their proposed respective mergers.

Q: How many shares of TYG will stockholders own following the mergers?

A: TYG stockholders: You will remain a stockholder of TYG and your currently issued and outstanding shares of common stock of TYG will remain outstanding.
TYY stockholders: Your outstanding TYY common shares will be multiplied by an exchange rate determined by dividing the TYY NAV per share by the TYG NAV per share (less in each case, the merger-related costs for each fund). No fractional TYG common shares will be issued in the mergers; instead TYY stockholders will receive cash in an amount equal to the value of the fractional TYG common shares that they would otherwise have received.
TYN stockholders: Your outstanding TYN common shares will be multiplied by an exchange rate determined by dividing the TYN NAV per share by the TYG NAV per share (less in each case, the merger-related costs for each fund). No fractional TYG common shares will be issued in the mergers; instead TYN stockholders will receive cash in an amount equal to the value of the fractional TYG common shares that they would otherwise have received.

Q: Are the mergers expected to be a taxable event for fund stockholders?

A: No. The mergers are intended to qualify as tax-free for federal income tax purposes. This means it is expected that stockholders will recognize no gain or loss for federal income tax purposes as a result of the mergers.

Q: What is the timetable for the mergers?

A: If the stockholder voting and other conditions to closing are satisfied, the mergers are expected to take effect during the second calendar quarter of 2014 or as soon as practicable thereafter.

Q: What actions do I need to take at this time?

A: You do not need to do anything at this time. Additional information on the proposed mergers will be contained in the proxy materials which are expected to be filed and mailed in the coming weeks.

Q: Who do I contact for further information?

A: You may contact Pam Kearney (Investor Relations) toll-free at (866) 362-9331 for further information.

No assurance can be given that the anticipated positive impact of the mergers will be achieved. In addition, stockholders should fully read the joint proxy statement/prospectus, including the risk factors therein. When filed with the SEC, the joint proxy statement/prospectus and other documents filed by the funds will be available for free at the SEC’s Web site, http://www.sec.gov. Stockholders can also obtain copies of the definitive joint proxy statement/prospectus, when available, for free by dialing (866) 362-9331. Stockholders are urged to read the definitive joint proxy statement/prospectus carefully and in its entirety when available as it will contain important information about the proposed mergers.

Forward-looking statement
This document contains certain statements that may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included herein are “forward-looking statements.” Although the funds and Tortoise Capital Advisors believe that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the funds’ reports that are filed with the Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Other than as required by law, the funds and Tortoise Capital Advisors do not assume a duty to update this forward-looking statement.

Safe harbor statement
This document shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.